Exhibit 99.1

News release

Biofrontera reports preliminary revenue for the month of May 2021

Leverkusen, Germany, June 7, 2021 – Biofrontera AG (NASDAQ: BFRA; Frankfurt Stock Exchange: B8F) (the “Company”), an international biopharmaceutical company, today reported preliminary, unaudited revenue for the month of May 2021.

The Company’s preliminary, unaudited revenue from product sales in May 2021 amounted to approximately EUR 2,437 thousand, compared to EUR 1,172 thousand in May 2020, an increase of 108%.

Preliminary revenues from product sales in the US were around EUR 1,638 thousand compared to EUR 599 thousand in May 2020, an increase of 174%. In Germany, revenues from product sales amounted to approximately EUR 425 thousand, compared to EUR 540 thousand in May 2020, a decrease of 21%. Despite the pandemic, sales in Germany had developed positively last year, and in May in particular, we saw catch-up effects from the lock-down month of April 2020. In the rest of Europe, the Company generated product sales of around EUR 374 thousand, compared to EUR 33 thousand in May 2020, a plus of 1,041%.

Preliminary unaudited revenues

	May			January - May
in EUR thousands	2021	2020	2019	2021	2020	2019
USA	1,638	599	1,764	7,288	5,112	8,702
Germany	425	540	419	2,272	1,993	1,844
Europe (ex Germany)	374	33	241	867	869	996
Total revenue from product sales	2,437	1,172	2,424	10,427	7,975	11,543
Revenues from R&D projects and license payments	0	120	64	0	6,392	108
Total revenue	2,437	1,292	2,488	10,427	14,367	11,651

Due to commercial rounding, rounding differences may occur in tables.

Due to the pandemic, the monthly sales development is compared with sales in 2019 for increased transparency. As such, a slight increase of 1% in May 2021 total product sales was achieved in all markets compared to May 2019. In more detail, May 2021 sales were up by 1% in Germany and by 55% in the remaining European markets compared to May 2019. In the USA, product sales decreased by 7%. The decline was mainly caused by no or lower sales of Aktipak® and Xepi®, respectively, while sales of Ameluz® were at a comparable level.

The recovery in product sales compared to 2020 as well as to 2019, which has been perceived since mid-March 2021, thus continued in May 2021. This indicates a significant recovery of the COVID-19 situation.

-End-

1

Biofrontera AG

Pamela Keck, Head of Investor Relations

ir@biofrontera.com

+49-214-87632-0

About Biofrontera:

Biofrontera AG is a biopharmaceutical company specializing in the development and sale of dermatological drugs and medical cosmetics.

The Germany-based company, with over 150 employees worldwide, develops and markets innovative products for the care, protection and treatment of the skin. The company’s lead product is the combination of Ameluz®, a topical prescription drug, and medical device BF-RhodoLED® for the photodynamic therapy of certain superficial skin cancers and their precursors. Ameluz® has been marketed in the EU since 2012 and in the United States since May 2016. In addition, the company markets the prescription medication Xepi® for the treatment of impetigo in the United States. In the EU, the company also sells the dermocosmetics series Belixos®, which offers specialized care for damaged or diseased skin.

Biofrontera is the first German founder-led pharmaceutical company to receive a centralized European and a US approval for a drug developed in-house. The Biofrontera Group was founded in 1997 by the current CEO Prof. Dr. Hermann Lübbert and is listed on the Frankfurt Stock Exchange (Prime Standard) and on the US NASDAQ.www.biofrontera.com.

Forward-Looking Statements: Certain statements in this press release are forward-looking within the meaning of the Private Securities Litigation Reform Act of 1995 regarding the public offering and the intended use of proceeds from the offering.

These statements may be identified by the use of forward-looking words such as “anticipate,” “believe,” “forecast,” “estimate” and “intend,” among others. Such forward-looking statements are based on the currently held beliefs and assumptions of the management of Biofrontera AG, which are expressed in good faith and, in their opinion, reasonable. Forward-looking statements involve known and unknown risks, uncertainties and other factors, which may cause the actual results, financial condition, performance, or achievements of the Company, or industry results, to differ materially from the results, financial condition, performance or achievements expressed or implied by such forward-looking statements. These risks, uncertainties and other factors are set forth in the Registration Statement on Form F-1 filed with the SEC, including in the section “Risk Factors,” and in future reports filed with the SEC. Given these risks, uncertainties and other factors, prospective investors are cautioned not to place undue reliance on these forward-looking statements. The Company does not undertake an obligation to update or revise any forward-looking statement.

2